EXHIBIT 23.1

Consent of Independent Accountant

We hereby consent to the incorporation by reference in this Registration Statement of Wheeler Real Estate Investment Trust, Inc., of our reports, with respect to the Statements of Revenues and Certain Operating Expenses of Brook Run Shopping Center, Northeast Plaza Shopping Center, and Port Crossing Shopping Center, for the years ended December 31, 2013 and 2012.

/s/ Cherry Bekaert LLP

Virginia Beach, Virginia

April 25, 2014